

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
Jose Guibord
Director of Corporate Legal Services
Brookfield Renewable Energy Partners L.P.
73 Front Street
Fifth Floor
Hamilton HM 12, Bermuda

Re: Brookfield Renewable Energy Partners L.P.
Form 20-F
Filed April 30, 2012
File No. 001-35530

Dear Mr. Guibord:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information, page 13

3.A Selected Financial Data, page 13

1. Please disclose why there is no difference in the capacity, long-term average and actual generation amounts disclosed in the historical table on page 13 and the pro forma table on page 14. Also disclose the reasons why these amounts do not agree to the corresponding amounts disclosed in the table on page 42.

3.B Capitalization and Indebtedness, page 14

2. We note your disclosure regarding your capitalization and indebtedness. Please expand this disclosure to distinguish between guaranteed and unguaranteed, and secured unsecured, indebtedness. Please see Item 3.B of Form 20-F.

3.D Risk Factors, page 15

Risks Related to Brookfield Renewable, page 15

Brookfield Renewable is not, and does not intend to become, regulated as an "investment company" under the Investment Company Act …, page 15

3.   We note your disclosure on page 15 that you do not believe you are an investment company under the Investment Company Act and plan to conduct your activities so you will not be deemed to be an investment company. Please provide us with an analysis, including citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940.

Risks Related to Our Operations and the Renewable Power Industry, page 16

4.   We note your existing risk factor discussing the risks associated with the counterparties to your contracts not fulfilling their obligations and, as those contracts expire, the risk of not being able to replace those contracts with agreements on similar terms. Additionally, we note your risk factor discussing the risks associated with advances in technology impairing or eliminating your competitive advantages. Finally, we note your disclosure on page 56 in the first paragraph under the heading "Competition and Marketing" that "the market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets." Please add an additional risk factor discussing the risks associated with fluctuations in supply and demand in the broader energy market, including nonrenewable sources of energy.

Risks Related to Taxation, page 27

General, page 27

5.   We note your disclosure in the second paragraph on page 172 as well as in your second risk factor under this heading. Please add a risk factor discussing the risk that your limited partners will be required to pay taxes on their share of your income even if they do not receive cash distributions from you.

Canada, page 32

Payments of dividends or interest…, page 37

6.   We note you discuss the Canada-U.S. Income Tax Convention (1980) on page 185 of your Form 20-F. Specifically, you state that under that Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships such as Brookfield Renewable and BRELP to the residency of the partners of such partnerships who are entitled to relief under that Treaty and take into account any reduced

rates of Canadian federal withholding tax such partners may be entitled to under the Treaty. You make almost exactly the same assertions in this risk factor, without identifying the Treaty to which you are referring. Please specify the Treaty in the risk factor so readers will know about it earlier in the document than page 185.

Item 4. Information on the Company, page 38

4.B Business Overview, page 42

Our Operations, page 42

7.   Please tell us the reasons for the different capacity numbers in the table under this heading as compared to your organizational chart on page 59. For example, we note that total consolidated capacity in the U.S., including that portion of the capacity attributable to your equity-accounted investments, is 1,966 MW in the table on page 42; however, the capacity of the U.S. Business on page 59 appears instead to be 2,045 MW. Similarly, total consolidated capacity in Canada, including that portion of the capacity attributable to your equity-accounted investments, is 1,323 MW in the table on page 42; however, the capacity of the Canadian Business on page 59 appears instead to be 1,673 MW. Alternatively, please revise your disclosure as appropriate.

Renewable Power Growth Opportunity, page 46

8.   We note your references, including under this heading, to sources such as BP Statistical Review of World Energy, Energy Information Administration, and the Intergovernmental Panel on Climate Change for qualitative and comparative statements contained in your filing. Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your filing, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

Revenue and Cash Flow Profile, page 50

9.   We note your disclosure that you expect to generate $1.1 billion of EBITDA and $550 million of FFO, annually, based on long-term average generation and assuming the completion of projects currently under construction. Please disclose alongside this forecasted information the risks and uncertainties associated with achieving these results.

10.   We note your disclosure of pro forma "normalized" EBITDA and FFO. Please clearly identify these measures as non-GAAP measures and provide the reconciliation and other disclosures required in Item 10(e) of Regulation S-K with respect to your presentation of these measures.

Our Distribution Policy, page 54

11.   We note your disclosure that you expect to pay distributions at an annual level of $1.38 per LP Unit, which is higher than the distributions paid by you and the Fund in the historical periods. As such, please either 1) provide additional disclosure supporting your ability to pay the stated dividend, .e.g., historical or pro forma historical information and forward-looking information regarding estimated cash flow available for distribution together with a discussion of the related assumptions and considerations; or 2) revise your filing to disclose the distributions paid by you and the Fund in the historical period, your announced intent to pay distribution of $1.38 per unit on an annualized basis effective during 2012, a statement regarding the first quarter distribution paid in April 2012, and your expectation that you will continue paying comparable cash dividends in the future.

12.   Please disclose the primary risks that impact your ability to continue paying comparable or growing cash distributions and explicitly state that the distributions are not guaranteed.

13.   We note your disclosure that you expect to have a payout ratio of 60-70% of FFO and that you are pursuing a long-term distribution growth rate target in the range of 3% to 5% annually. Please disclose how historical payout ratios compare to the expected payout ratio and how historical distribution growth rates compare to the long-term distribution growth rate target. Explain the reasons for differences between historical and expected future payout ratios and long-term distribution growth rates.

4.C Organizational Structure, page 57

Organizational Chart, page 57

14.   To facilitate an understanding of your business and structure, please revise your organizational chart as follows:

- Please revise to prominently highlight the registrant;

- Please revise to also show the defined term(s) assigned to each entity in your glossary;

- Please revise to show BEM LP and the Manager Entities or tell us why it is not appropriate to do so;

- Please revise to indicate by footnote or otherwise those entities that serve as guarantors of the FINCO Bonds and the Preference Shares of BRP Equity; and

- Please revise to increase the size of the font in your footnotes.

Item 5. Operating and Financial Review and Prospects, page 62

5.A Operating Results, page 62

15.   We believe the placement and significant number of non-GAAP and pro forma non-
        GAAP measures presented may attach undue prominence to the non-GAAP information.
        Please refer to Item 10(e)(1)(i)(A) and revise your disclosures here and elsewhere
        throughout your document so as to present and discuss with equal or greater prominence
        your consolidated result of operations as presented in accordance with IFRS. In this
        regard, we note your discussion of Operating and Financial Review and Prospects begins
        on page 62 and the analysis of the consolidated financial statements prepared in
        accordance with IFRS is brief and does not begin until page 85.

16.   Each place you present EBITDA, FFO, pro forma EBITDA, pro forma FFO, Net Asset
        Value or pro forma Net Asset Value, under this item and elsewhere throughout the
        document, please identify the measures as non-IFRS and either repeat or cross reference
        the reconciliation and other disclosures required by Item 10(e) of Regulation S-K with
        respect to your presentation of these non-GAAP measures.

17.   Please revise the titles EBITDA and pro forma EBITDA as presented in this section and
        elsewhere throughout the document as it appears these measures represent earnings
        adjusted for a number of other items in addition to interest, taxes, depreciation and
        amortization.

18.   We note that revenues, as presented in various tables in this section, represent revenues
        on a non-GAAP basis that includes cash earnings from equity-accounted and long-term
        investments. Please either revise to present revenues consistent with IFRS or otherwise
        identify the measure as a non-GAAP measure and provide all of the disclosures required
        by Item 10(e) of Regulation S-K or cross reference such disclosures each time the
        measure is presented. Please also revise the terminology used so that a reader does not
        confuse the measure with revenues computed in accordance with IFRS.

Summary Financial Review, page 64

Consolidated Basis, page 64

19.   Please file copies of the agreements governing the voting arrangements as exhibits to
        your registration statement. Please see Instructions as to Exhibits of Form 20-F.

EBITDA and FFO on a Pro Forma Basis, page 67

20.   Where you compare actual generation levels against expected long term average (LTA)
        generation and the corresponding EBITDA and FFO results, please explain why the LTA
        or normalized generation scenario impacts revenues but has no impact on direct operating

costs or other costs. Please also explain how the amount of revenues in the LTA scenario is computed/derived. Additionally, we are concerned that your current presentation which includes almost the entire income statement may attach undue prominence to the non-GAAP or hypothetical amounts. As such, please tell us your consideration of disclosing only the most pertinent line items under the scenario that assumes normalized LTA generation.

Contract Profile, page 68

21.   We note your disclosure in footnote (1) to the table. Please revise to clarify those assets under development/construction that are included in the contract profile and state the anticipated commercial operation date of these assets.

Corporate Capitalization, page 82

22.   We note your disclosure of deconsolidated pro forma FFO to interest expense of Brookfield Renewable Group. Please identify this measure as a non-GAAP measure and provide the reconciliation and other disclosures required in Item 10(e) of Regulation S-K.

Risk Management, page 95

23.   We note your disclosure regarding the market risks that you face from fluctuations in foreign exchange rates, interest rates and floating-rate liabilities. Please quantify these market risks using one of the three disclosure alternatives available in Item 11(a)(1) of Form 20-F. We note your disclosure in Note 7 to the financial statements and refer you to General Instruction 6 to Items 11(a) and 11(b). Additionally, upon quantifying your market risks, please expand your disclosure as necessary to fulfill the requirements of Item 11(a)(2) and Item 11(b) regarding material limitations of quantified market risks and qualitative information about the market risks.

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 107

24.   Please note that management's conclusion as to the effectiveness of disclosure controls and procedures as well as management's assessment of the effectiveness of internal control over financial reporting is only required where the Form 20-F is being used as an annual report filed under Section 13(a) or 15(d) of the Exchange Act.

5.D Trend Information, page 109

25.   We were unable to locate the information required by Item 5.D in the cross-referenced section. Please revise to include the information required by Item 5.D of Form 20-F or appropriately cross-reference to the item in your registration statement where readers can locate the required information.

Item 6. Directors, Senior Management and Employees, page 109

6.A Directors and Senior Management, page 109

Our Management, page 111

26.   We note your disclosure that the members of your core senior management team also are
        members of the senior management team of Brookfield and its global affiliates and thus
        they are dividing their time between your business and these other businesses. Please
        revise to disclose how much time each member of your core senior management team
        plans to devote to your affairs.

Our Master Services Agreement, page 112

Management Fee, page 113

27.   We reviewed you disclosure under this heading and have the following comments:

        • Please disclose the "annual escalation" and "specified inflation factor;"

        • Please disclose the "Total Capitalization Value" as of the latest balance sheet date;

        • Please disclose the "initial reference value;" and

        • Please disclose the management fees paid on a quarterly basis since the Combination.

        Please make similar changes under the heading "Master Services Agreement" on page
        133.

6.C Board Practices, page 124

Committees of the Board, page 129

28.   We note your disclosures regarding the nominating and governance committee and the
        compensation committee. Please expand your disclosure to include or cross-reference to
        a discussion of the audit committee specifically including disclosure of the names of the
        committee members. Please see Item 6.C.3 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 132

7.A Major Shareholders, page 132

29.   Please disclose whether any major shareholder has different voting rights or provide an
        appropriate negative statement. See Item 7.A.1(c) of Form 20-F.

7.B Related Party Transactions, page 132

30.   Please revise to describe the Combination Agreement. See Item 7.B.1 of Form 20-F.

31.   To facilitate an understanding of the fees payable to various related parties, for each of
       the related party agreements described under this heading, please quantify the amounts
       paid since the Combination and disclose the related period covered by such fees.

Energy Marketing Agreement, page 135

32.   Please revise the penultimate paragraph under this heading to quantify the maximum
       amount of the aggregate liability of BEM LP.

Development Projects Agreement, page 136

33.   Please revise to disclose the amounts payable, if any, to Brookfield under the
       Development Projects Agreement related to the two facilities you have under
       construction in Brazil as described in the first paragraph on page 45.

Item 9. The Offering and Listing, page 142

9.A Offer and Listing Details, page 142

34.   Please revise to provide the information required by Item 9.A.4(b) of Form 20-F for the
       company. Please also revise to provide the information required by Item 9.A.4(a) of
       Form 20-F with respect to the Fund prior to the Combination or explain why this
       disclosure is not appropriate.

35.   We were unable to locate the disclosure required by Item 9.A.5 and 6 of Form 20-F but
       note your reference to Item 10 on page 143 of your registration statement. Please revise
       to include the information required by Item 9.A.5 and 6 of Form 20-F or appropriately
       cross-reference to the item in your registration statement where readers can locate the
       required information.

Item 10. Additional Information, page 144

10.A Share Capital, page 144

36.   We were unable to locate the information required by Item 10.A.1 regarding your share
       capital in the referenced sections. It appears that some of this information is available
       under Item 5.A on page 84. Please revise to include the information required by Item
       10.A.1 of Form 20-F or appropriately cross-reference to the item in your registration
       statement where readers can locate the required information.

10.C Material Contracts, page 168

37.   Please revise to provide or cross-reference to a summary of each material contract
        identified under this heading. Please include the information required by Item 10.C of
        Form 20-F in each summary, such as the name of each party to the various contracts,
        including the Master Services Agreement and the Relationship Agreement, and the
        amount of any consideration passing to or from the company and any other member of
        the group. See Item 10.C of Form 20-F.

10.D Exchange Controls, page 170

38.   Please revise to describe any governmental laws, decrees, regulations or other legislation
        that may affect the import or export of capital, including the availability of cash and cash
        equivalents, for use by the company's group. See Item 10.D of Form 20-F. For the
        definition of group, see also General Instruction F of Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 191

39.   Please revise the cross-reference under this heading, as we were unable to locate Item 5.A
        "Operating Results — Risk Management and Financial Instruments".

Item 19. Exhibits, page 194

40.   Please file the following agreements as exhibits to your registration statement or tell us
        why these exhibits are not required to be filed:

        •   The Energy Revenue Agreement described on page 134;

        •   The Energy Marketing Agreement described on page 135;

        •   The Licensing Agreement described on page 138;

        •   If individually material, any of the agreements described under the headings "Other
            Power Agreements" on page 135, "Power Agency Agreements" on page 136, and
            "Development Projects Agreement" on page 136;

        •   Any individually material debt agreements, such as credit facilities, corporate
            borrowings or subsidiary borrowings; and

        •   The organizational documents of your managing general partner.

        Please see Instructions as to Exhibits of Form 20-F.

Consolidated Financial Statements, page F-5

Consolidated Statements of (Loss) Income, page F-6

41.   We do not believe you should present on the face of the statements of (loss) income profit
        measures which exclude charges that are integral to your operations, such as depreciation
        and amortization and management service costs. As such, please remove from the
        statements of (loss) income the measures of earnings before interest, tax, depreciation and
        amortization (EBITDA) and funds from operations (FFO) prior to non-controlling
        interests. While we acknowledge the guidance in paragraphs 85 and 86 of IAS 1
        provides some amount of choice in terms of the subtotals presented, we do not believe
        your presentation of EBITDA and FFO is consistent with these paragraphs, IAS 1.BC56
        or the IFRS Conceptual Framework for financial reporting. Please make conforming
        revisions to the pro forma statements of (loss) income on pages F-73 and F-74.

Notes to Consolidated Financial Statements, page F-10

Note 2. Significant Accounting Policies, page F-10

(o) Critical Judgments in Applying Accounting Policies, page F-19

iv) Consolidation of Brookfield Renewable Power Fund, page F-20

42.   We note that Brookfield Renewable Power Fund (the Fund), in which Brookfield Asset
        Management (Brookfield) held a 34% interest on a fully-exchanged basis, is included
        within the consolidated financial statements for periods prior to the Combination and
        likewise, the Fund was considered to be one of the entities under the common control of
        Brookfield in the November 2011 common control merger/reorganization. Please tell us
        in detail and consider providing additional disclosure regarding the nature and terms of
        the agreements in place which were deemed to give Brookfield control over the Fund and
        thus how you determined that consolidation of the Fund was consistent with IAS 27.

Note 10. Property, Plant and Equipment, page F-43

43.   For each revalued class of property, plant and equipment, please disclose the effective
        date of the revaluation and whether an independent appraiser was involved in the most
        recent revaluation. Also disclose, either here or in footnote 24, any restrictions on the
        distribution of the balance of revaluation surplus to shareholders. Refer to paragraph 77
        of IAS 16.

Note 18. Partnership Equity, page F-54

44.   With reference to the applicable provisions of IAS 32, please tell us how you determined
        that the BRELP Redeemable Partnership Units should be classified and accounted for as

equity as opposed to a financial liability. In this regard, we note your disclosure that the Redeemable Partnership Units are classified as outstanding LP Units because upon redemption, you have the right of first refusal and at your sole discretion, can settle the redemption of the Redeemable Partnership Units with your LP Units rather than cash consideration. However we also note that the Redeemable Partnership Units are held 100% by Brookfield and Brookfield's wholly-owned subsidiaries and ultimately you are controlled by Brookfield. Thus please address in your response your consideration of whether the right of first refusal is substantive in this case. In this regard, it appears that if Brookfield decided to redeem the Redeemable Partnership Units for cash, it could compel cash redemption by virtue of its voting control over you.

45. Please provide us your analysis of the guidance in IAS 33 which results in the treatment of the BRELP Redeemable Partnership Units as outstanding LP units for purposes of computing basic earnings per share.

Unaudited Pro Forma Condensed Combined Statements of (Loss) Income for the Years Ended December 31, 2011 and 2010 – Brookfield Renewable Energy Partners L.P., page F-69

46. Pro forma statements of (loss) income generally should not be presented for more than one complete fiscal year. As such, please either remove the pro forma statement of (loss) income for the year ended December 31, 2010, or tell us in detail why you believe it should be presented. Please make conforming revisions throughout the document where two years of pro forma data are provided, for example on page 14 under Selected Financial Data and throughout the Operating and Financial Review and Prospects section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Christopher A. Roehrig
        Torys LLP